Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q3 & 9M FY22 Financial Results

Hyderabad, India, January 28, 2022: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and the nine months ended December 31, 2021. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q3 Performance Summary	9M Performance Summary

Rs. 5,320 Cr

Revenue*

[Up: 8% YoY; Down: 8% QoQ]

53.8%

Gross Margin

[Q3 FY21: 53.8%; Q2 FY22: 53.4%]

Rs.1,541 Cr

SGNA expenses

[Up: 7% YoY; Down: 3% QoQ]

Rs. 416 Cr

R&D expenses

[7.8% of Revenues]

Rs. 1,266 Cr

EBITDA*

[23.8% of Revenues; Up: 7% YoY; Down: 19% QoQ]

Rs. 971 Cr

Profit before Tax*

[Up: 242% YoY; Down: 23% QoQ]

Rs. 707 Cr

Profit after Tax*

[Up: 3468% YoY; Down: 29% QoQ]

Rs. 16,002 Cr

Revenue

[Up: 12% YoY]

53.2%

Gross Margin

[9M FY21: 54.6%]

Rs. 4,641 Cr

SGNA expenses

[Up: 15% YoY]

Rs. 1,316 Cr

R&D expenses

[8.2% of Revenues]

Rs. 3,842 Cr

EBITDA

[24.0% of Revenues; Up: 6% YoY]

Rs. 2,982 Cr

Profit before Tax

[Up: 47% YoY]

Rs. 2,269 Cr

Profit after Tax

[Up: 67% YoY]

* QoQ: Growth impacted due to higher covid related sales and PP outlicencing deals in Q2 FY 22

Commenting on the results, Co-chairman & MD, G V Prasad said “We delivered a steady performance in Q3 with healthy EBITDA and strong cash generation, while continuing to invest in building a pipeline of products across businesses. I am pleased that our early adoption and consistency in furthering our sustainability agenda have been recognised with prestigious awards in the last few months. ESG will remain a key focus area for us.”

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 74.39

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q3 FY22		Q3 FY21		YoY	Q2 FY22		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr %
Revenues	715	53,197	663	49,296	8	775	57,632	(8)
Cost of Revenues	330	24,585	306	22,758	8	361	26,846	(8)
Gross Profit	385	28,612	357	26,538	8	414	30,786	(7)
Operating Expenses
Selling, General & Administrative expenses	207	15,411	193	14,387	7	214	15,951	(3)
Research and Development expenses	56	4,159	55	4,108	1	60	4,463	(7)
Impairment of non-current assets	1	47	80	5,972	(99)	-	-	-
Other operating income	(3)	(240)	(2)	(128)	88	(23)	(1743)	(86)
Results from operating activities	124	9,235	30	2,199	320	163	12,115	(24)
Net finance income	(4)	(289)	(7)	(493)	(41)	(4)	(319)	(9)
Share of profit of equity accounted investees	(2)	(185)	(2)	(151)	23	(3)	(247)	(25)
Profit before Income Tax	131	9,709	38	2,843	242	170	12,681	(23)
Income Tax	36	2,644	36	2645	(0)	37	2,761	(4)
Profit for the period	95	7,065	3	198	3468	133	9,920	(29)

Diluted Earnings Per Share (EPS)	0.57	42.48	0.02	1.19	3480	0.80	59.65	(29)

As % to revenues	Q3 FY22	Q3 FY21	Q2 FY22
Gross Profit	53.8	53.8	53.4
SG&A	29.0	29.2	27.7
R&D	7.8	8.3	7.7
EBITDA	23.8	24.0	27.0
PBT	18.3	5.8	22.0
PAT	13.3	0.4	17.2

EBITDA Computation

	Q3 FY22		Q3 FY21		Q2 FY22
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	131	9,709	38	2,843	170	12,681
Interest income (net)*	(1)	(72)	(2)	(180)	(1)	(93)
Depreciation	28	2,066	29	2,131	28	2,075
Amortization	12	910	15	1,086	12	910
Impairment	1	47	80	5,972	-	-
EBITDA	170	12,659	159	11,851	209	15,572

* Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 74.39

Key Balance Sheet Items

Particulars	As on 31st Dec 2021		As on 30th Sep 2021		As on 31st Dec 2020
	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and current investments	505	37,557	379	28,188	286	21,282
Trade receivables (current & non-current)	840	62,507	923	68,666	718	53,408
Inventories	668	49,675	668	49,700	596	44,309
Property, plant and equipment	846	62,971	810	60,229	756	56,263
Goodwill and Other Intangible assets	492	36,581	500	37,206	552	41,062
Loans and borrowings (current & non-current)	379	28,164	407	30,273	275	20,443
Trade payables	329	24,492	343	25,552	310	23,072
Equity	2,554	1,90,016	2,472	1,83,928	2,277	1,69,395

Revenue Mix by Segment

Segment	Q3 FY22	Q3 FY21	YoY	Q2 FY22	QoQ
	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	44,508	40,751	9	47,431	(6)
North America	18,645	17,394	7	18,909	(1)
Europe	4,058	4,143	(2)	4,135	(2)
India	10,266	9,591	7	11,402	(10)
Emerging Markets	11,539	9,623	20	12,985	(11)
Pharmaceutical Services and Active Ingredients (PSAI)	7,271	7,009	4	8,372	(13)
Proprietary Products & Others	1,418	1,536	(8)	1,829	(22)
Total	53,197	49,296	8	57,632	(8)

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COVID portfolio

We continue to play our role in the fight against Covid-19 by acting proactively to bring multiple preventive and curative treatment options, including a vaccine. Our major Covid-19 products launched till now include Sputnik V vaccine, Remdesivir, Avigan® (Favipiravir), 2-deoxy-D-glucose (2-DG) and Molnupiravir. We have commercialized all these products in India and few of these products in overseas markets. We have conducted clinical trials for Sputnik Light and are also developing several other covid related drugs for treatment ranging from mild to severe conditions.

Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 44.5 billion:

➢	Year-on-year growth of 9% was primarily driven by new product launches and higher sales volume, offset partially due to price erosion in the base business.
➢	Sequential decline of 6% was due to lower volumes and price erosion in some of our products.

North America

Revenues from North America at Rs. 18.6 billion:

➢	Year-on-year growth of 7%, driven by new products launches, increase in volumes of our base business and a favorable forex rate, which was partially offset by price erosion.

➢	Sequential decline of 1%, primarily due to price erosion in some of our products.

➢	We launched four new products in US during the quarter. These were Carmustine Injection, Ephedrine Sulphate Injection, Valsartan tablets and Venlafaxine ER tablets.

➢	We filed one new ANDA during the quarter. As of 31st December 2021, cumulatively 91 generic filings are pending for approval with the USFDA (88 ANDAs and 3 NDAs under 505(b)(2) route). Out of these 91 pending filings, 45 are Para IVs and we believe 24 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.1 billion:

➢	Year-on-year and sequential quarter decline of 2% each, which was primarily due to price erosion in some of our existing products, partially offset by volume traction in the base business and sales from new products launched.

India

Revenues from India at Rs. 10.3 billion:

➢	Year-on-year growth of 7% which was on account of an increase in sales prices of some of our existing products and revenues from new products launched, offset partially by a decrease in the sales volume of covid-related products.

➢	Sequential decline of 10%, primarily due to a reduction in sales volumes of covid-related products.

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Emerging Markets

Revenues from Emerging Markets at Rs. 11.5 billion. Year-on-year growth of 20%. Sequential decline of 11%:

➢	Year-on-year growth of 20% attributable to the revenues from launch of new products and volume traction in the base business.

➢	Sequential decline of 11% witnessed due lower volumes and price erosion in some products and higher covid-related product sales in last quarter. The decline was offset partially by sales contribution from new product launches.

➢	Revenues from Russia at Rs. 4.7 billion. Year-on-year growth of 5% was driven by revenues from new products launched, a favorable forex rate and increase in prices of some our products, offset partially by a reduction in sales volumes in our base business. Sequential decline of 17% was on account of a reduction in volumes of some of our products.

➢	Revenues from other CIS countries and Romania market at Rs. 2.4 billion. Year-on-year growth of 11% driven by launch of new products, offset partially due to lower volumes in the base business. Sequential growth of 9% driven by higher sales volume in the base business.

➢	Revenues from Rest of World (RoW) territories at Rs. 4.4 billion. Year-on-year growth of 50% was driven by new product launches and higher sales volume in base business, offset partially by price erosion in some of our key products. Sequential decline of 13% was due to lower Covid portfolio sales and lower volumes and price erosion in our base business, which was partially offset by sales from launch of new products.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 7.3 billion:

➢	Year-on-year growth of 4% was driven majorly by new product launches.

➢	Sequential decline of 13% on account of lower volumes of certain products including covid-related products, offset partially due to new products launched.

➢	During the quarter we filed two DMFs in the US.

Proprietary Products (PP) & Others

Revenues from PP & Others at Rs. 1.4 billion:

➢	Year-on-year decline of 8% and sequential decline of 22%. The sequential decline was primarily on account of recognition of a license fee associated with the sale of our U.S. and Canada territory rights for ELYXYB® (celecoxib oral solution) 25 mg/ml, to BioDelivery Sciences International, Inc in Q2 FY22.

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Income Statement Highlights:

➢	Gross profit margin at 53.8%:

•	The margin has remained flat over previous year. While there has been an improvement in the margins on account of favorable product mix and reduction of procurement costs for certain products, this was offset by price erosion in the base business.
•	Sequentially the gross margin increased by 40 bps primarily on account of a favorable product mix which was partially offset by price erosion in the base business.
•	Gross profit margin for GG and PSAI business segments are at 57.8% and 22.5% respectively.

➢	SG&A expenses at Rs. 15.4 billion, increased by 7% year-on-year. This increase was in line with the business growth and primarily attributable to investments in sales & marketing of our key brands and annual increments. Sequentially the SG&A expenses decreased by 3% majorly due to lower royalty on sales in this quarter.

➢	R&D expenses at Rs. 4.2 billion. As % to revenues - Q3 FY22: 7.8% | Q2 FY 22: 7.7% | Q3 FY21: 8.3%. Our focus continues in building a healthy pipeline of new products across our markets.

➢	Impairment charge of Rs. 47 million as compared to Rs. 6.0 billion charge in Q3 FY21 taken on intangibles pertaining to certain products.

➢	Other operating income at Rs. 240 million compared to Rs. 128 million in Q3 FY21.

➢	Net Finance income at Rs. 289 million compared to Rs. 493 million in Q3 FY21.

➢	Profit before Tax at Rs. 9.7 billion, which is 18.3% of revenues. The profit before tax increased by 242% year-on-year and declined by 23% sequentially.

➢	Profit after Tax at Rs. 7.1 billion. The effective tax rate is ~27.2% for the quarter.

➢	Diluted earnings per share is at Rs. 42.48.

Other Highlights:

➢	EBITDA at Rs. 12.7 billion and the EBITDA margin is 23.8%

➢	Capital expenditure is at Rs. 4.1 billion.

➢	Free cash-flow is at Rs. 12.7 billion.

➢	Net cash surplus for the company is at Rs. 10.0 billion as on December 31, 2021. Consequently, net debt to equity ratio is (0.05).

➢	ROCE for the company is 23.9% (annualized).

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Earnings Call Details (06:30 pm IST, 08:00 am EST, Jan 28, 2022)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

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Play Back: The play back will be available after the earnings call, till February 3rd, 2022. For play back dial in phone No: +91 22 7194 5757 | +91 22 6663 5757, and Playback Code is 43411.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.

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